UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

001471
(Commission File Number)

Thermafreeze Products Corporation

(Exact name of registrant as specified in its charter)

46 English Plaza, Suite 6B Red Bank, New Jersey	07701
(Address of principal executive offices)	(Zip Code)

  (732) 403-4231

Registrant’s telephone number, including area code

N/A

 (Former name or former address, if changed since last report)

COMMON STOCK

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an 'X' to designate the appropritate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)     [X]

Rule 12g-4(a)(2)     [   ]

Rule 12h-3(b)(1)(i) [   ]

Rule 12h-3(b)(1)(ii)[   ]

Rule 15d-6              [   ]

Rule 15d-22(b)       [   ]

Approximate number of holders of record as of the certification of this notice date: 238

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Thermafreeze Products Corporation
Date: March 14, 2022	/s/ Anthony Picco Name: Anthony Picco Title:Presdient